Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Twenty One Capital, Inc.

Commission File No. 333-290246

Date: November 25, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On November 24, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted an interview with Bitcoin Treasuries and a portion of the transcript is below.

Transcript of Jack Mallers Interview with Bitcoin Treasuries, Hosted by Tim Kotzman, found on YouTube, published November 24, 2025

Tim Kotzman: How did everything actually come together in conversations with Cantor? I mean, all of these names are huge, Strike, SoftBank like just in their own rights. It’s like powerhouses. So, I struggle in a positive way to just wrap my mind around what could be possible when you put two or more like huge names or forces in the same room.

Jack Mallers: Yeah, I mean, the real story, I don’t know how much time we have, but the real story is I co-founded the business with Tether. So just to kind of understand the participants at hand here because it gets confusing. I co-founded the business with Tether. Softbank is our largest outside investor. So they have a significant stake, but it’s a minority stake. And then Cantor is our SPAC partner. So they’ve been a great partner. I’ve loved working with Cantor. But they’re not on the board. They aren’t necessarily part of the team, per se. You know, the Financial Times has misreported that, you know, Brandon was the CEO of Twenty One or whatever. They actually have acted, um, sometimes as our investment bank or in this particular case, as our SPAC partner. So that’s kind of the lay of the land. And so co-founding the business with Tether, I’ve known the Tether guys for a long time. You know, there’s not that many people that have been around in Bitcoin for over a decade and are still around and active today. And so, you know, we chat about all sorts of stuff, like Paolo and I were early Lightning pioneers, and Bitfinex was the first major exchange to integrate Lightning. I built the first Lightning Network wallet.

So through the years there’s just been conversation. And I think obviously what Saylor sparked within this industry is tremendous. And we were like, wow, there is serious institutional demand and appetite within the capital markets for Bitcoin exposure. And we were just interested in following it and kind of, you know, having group chats as if we’re sitting around a campfire talking about it, asking each other questions like any other Bitcoiners would. And then it got to the point where, you know, the spectrum that we view this industry as is. Coinbase is on one far side of the spectrum, which is a operating business that produces cash flows. And the capital markets look to Coinbase to get crypto exposure. But they’re not a Bitcoin company in our opinion. And Tether and I, we’re Bitcoiners. We think Bitcoin is, you know, seeing the forest through the trees. We don’t have that interest in shitcoins or altcoins or whatever you call them. And then on the other side of the spectrum was Michael, and Strategy was entirely financial engineering, as self-described by Michael. That’s not a diss. No interest in an operating business. And it was looking to finance leverage through either equity capital, so through dilution or if they have to, they have to sell the Bitcoin.

And the more the industry matured, we figured, well, hold on a second. You know, we think that there’s room in the middle there. Why is nobody doing a combination of the both? Why isn’t Coinbase using their cash flows to finance leverage to go all in on Bitcoin on their balance sheet? It doesn’t make any sense. How are they not the largest holders of Bitcoin in the world? That’s what people say and think. And I think they’re righteous in that opinion. And then for Strategy, it’s like, well why isn’t Michael building massive Bitcoin business lines and optimizing his lead and his brand in the space to generate all sorts of cash flow that can help finance the preferred dividends or help finance any type of leverage, so that it’s not putting so much pressure on the common stock. And eventually it got to the point where me and Tether were like, let’s just do it. Be the change you want to see. To be totally honest with you, they called me and said, come on, man, like we’ve got to do it. Like we’ve been watching this market for years now, no one’s filling this void that we think, you know how Bitcoin should be represented in the capital markets. And I was like, come on man, I had just gotten Strike to be this immensely profitable startup.

You know, my girlfriend just moved in. I’m looking to get engaged soon. I’d love to have children. We’re going to start another company. But of course, you know, after you sit down, you know, it’s what’s good for the world. We believe it’s good for Bitcoin. We believe it’s good for shareholders. And so that was a lot of kind of the founding thesis is that we want to be the best way to participate in Bitcoin in the capital markets. We think we can bring both blue chip credibility. So as you mentioned, these type of brands and the integrity that we bring and the capital that we bring with startup upside, Tether and I have been immensely successful at building Bitcoin businesses with high margins, high growth and cash flow. And so we can approach leverage and approach building a Bitcoin treasury with the asset that is growing cash flow and an operating company that’s Bitcoin focused. And we’re somewhere in the middle of the spectrum of Coinbase and Strategy. And we think that’s at very least a unique equity within the capital markets and at best, it might be the best way to garner exposure to Bitcoin story via the capital markets.

Tim Kotzman: Can you expand a little bit on the word leverage? Because I guess I’m just trying to understand? Are you open to potentially amplifying or whatever word you want to use to create a narrative to, like, kind of really, kind of like a little bit of the financial engineering or is it like, no, we’re just going to buy Bitcoin. No fancy work. Just like financial services business Bitcoin on the balance sheet. We’re not a Bitcoin treasury company. I’m just trying to.

Jack Mallers: Totally, yeah, and to be honest it’s a difficult conversation to have now. And I think this is why you guys are doing the show. Because the definition of these words changes. I mean, I had a meeting where someone was like, are you going to torque and amplify me? And I’m like, what the hell are you talking about? So it just gets it gets a little confusing. So when I say we’re not a treasury company, what I mean by that is, you know, when I got into Bitcoin, Satoshi had invented the first decentralized digital currency. Vitalik then minted a bunch of ETH tokens, put them in his pocket, and then came out and said, I also invented a decentralized digital currency like, well, now you’ve ruined the word decentralized for the rest of us, man, because now you’ve convoluted it so much that it carries no real definition. And so for treasury company, to me, it seems to imply you’re not building an operating business. You’re seeking out leverage. And now whether we now have different terms of leverage, but you’re finding a way to borrow money. You have an expectation of, you know, payments, fiat obligations in the future that you need to finance and that is it’s optimized around this Bitcoin per share. We are substantially different than that because we are going to also have a Bitcoin operating business. And we’ve been very public that we have interest in financial services specifically. And you know, the combination of Tether and I’s background is very likely where we’ll pursue our products and where we’ll seek out cash flow. And so that marks this big difference. Like what I said recently in the media is if Strategy has these dividend payments that they need to make, which again, it’s not a bad thing.

We just have a different strategy. If they have these dividend payments they need to make, how are you going to pay them? In many ways, you’re adding leverage to your mNAV because you’re implying that the premium on your common equity will be high enough to fulfill the obligations to pay out preferred investors. So your new investors, what you’re implying is your new investors are carrying the responsibility to pay out preferred investors. If that’s not the case, then you need to sell the Bitcoin. But there is no other option. And our approach at Twenty One is if we go pursue these opportunities, which are absolutely interested in. We’ve already raised a convert. There are all sorts of ways we can leverage the capital markets and market structures to garner Bitcoin exposure. But we plan to have a third option, which is we have equity capital, we have Bitcoin on our balance sheet, and we have cash flow. And imagine if Strategy had enough cash flow from an operating business to finance its dividend payments. I think the market would like that. I think the market would be really excited about that. Imagine if Coinbase, with the billions of dollars of top line revenue or hundreds of millions of dollars of positive EBITDA, if they use that cash to finance preferreds or to finance some form of leverage or borrowing cheap capital. So we want to innovate there and show that there’s a place for that in the market. Does that make sense or answer your question?

Tim Kotzman: Yeah, no, absolutely I appreciate that. Can you speak about the financial services part of it? And maybe it’s Strike, maybe it’s Tether, maybe it’s something that is just an idea or a thought at this point. But I feel like with your ethos, it’s more like banking the unbanked and bringing, like, let’s get more equality in the world.

Jack Mallers: Yeah, I think that comes with Bitcoin success. Hopefully we can contribute to that directly and then hopefully we can contribute to that indirectly by supporting Bitcoin. You know, for me as a public company officer and the CEO of Twenty One, my job is to produce value for shareholders. And the immediate interest for us is what are high margin, high growth opportunities that we feel like we have a unique advantage in participating in that we can execute and we can build a massive business on top of. Unfortunately, I was telling Ed, you know, I’ve got a shareholder vote on the 3rd of December. We’re not approved yet. So I’m very limited in my, this is technically a quiet period for me. But what we, I have been public in saying is that I think there’s been four core business lines in this industry. This broad industry that have been successful. And what I mean by successful is very simply profitable. High margin, high growth, real business opportunities. One is exchange in brokerage. I know that from experience with Strike. Tether knows that experience in Bitfinex. It’s a good business. Selling people a 50 CAGR asset is a good business. The second is lending. So credit markets on top of Bitcoin are very nascent. They’re very early. I estimate the lending market on top of Bitcoin is about $25 billion in size, on top of a $2 trillion asset. It’s tiny, and a lot of the products on top of it are very early, like you get a 12 month fixed term loan and that’s the only option you have.

There’s no lines of credit, there’s no margin. But that business is high margin, high growth, lots of upside. To us it ethically and principally makes sense that we would build reliable, trustworthy credit products on top of pristine capital. And then the other two are stablecoins and Bitcoin Treasury. Like being able to acquire Bitcoin through the capital markets. So we’re already doing the Bitcoin treasury piece. We’re the third largest corporate treasury in the world. And we’ll be able to substantially add to that once we’re approved. We’re not interested in the stablecoin one. I think Tether’s won that market there’s USAT with Bo, not my swag, not my interest. You know, Twenty One is not interested in stablecoins. And that kind of leaves us with these other Bitcoin related financial services that, you know, are very nascent. And you’d be surprised the lack of focus within the wider industry. There aren’t that many people focused on scaling credit markets on top of Bitcoin or ensuring there are proper liquidity products for whatever institutions on top of Bitcoin. It’s very new. And so that’s where we’ve been poking and looking around. But you know, I can’t announce anything or any details like that. And so, our focus is on getting approved, and then hopefully after that, we can be a bit more transparent and, where our interests are and how we’re thinking about it.

Additional Information and Where to Find It

In connection with their pending business combination, Pubco and Twenty One have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents have been mailed to shareholders of CEP as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.

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